
16013723

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regulus Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2687 44th St SE
(No. and Street)

Kentwood (City) MI (State) 49512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian D Yarch 6162585003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh Tamm, & Co PC
(Name – if individual, state last, first, middle name)

2301 East Paris Ave SE (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Brian D Yarch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regulus Advisors LLC, as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public

CHRISTOPHER T. WILKS
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF KENT
My Commission Expires 2/22/2018
Acting in the County of KENT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGULUS ADVISORS, LLC

FINANCIAL STATEMENTS

FOR YEAR ENDED

DECEMBER 31, 2015


EHTC
CPAs & Business Consultants

Echelbarger, Himebaugh, Tamm & Co., P.C.
2301 East Paris Ave SE, Grand Rapids, MI 49546
PO Box 1154, Gaylord, MI 49735
616.575.3452 info@ehtc.com www.ehtc.com

REGULUS ADVISORS, LLC

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2015

EHTC
CPAs & Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Regulus Advisors, LLC
Kentwood, Michigan

We have audited the accompanying statement of financial condition of Regulus Advisors, LLC as of December 31, 2015, and the related statements of income, changes in members' equity, and changes in financial condition for the year ended December 31, 2015. These financial statements are the responsibility of Regulus Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regulus Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules have been subjected to audit procedures performed in conjunction with the audit of Regulus Advisors, LLC's financial statements. The supplemental information is the responsibility of Regulus Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
■ P.O. Box 1154, Gaylord, MI 49734

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Form X-17A-5 Part III and the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Form X-17A-5 Part III and the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

February 26, 2016

REGULUS ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	288,228
Receivables:		
Commissions		121,894
Representatives		1,467
Prepaid expenses		96,104
CRD accounts		1,191
DTCC Deposit		5,000
TOTAL ASSETS	$	513,884

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Payables:		
Commissions	$	207,682
Accounts Payable		28,654
Other		15,698
Total Liabilities		252,034
MEMBERS' EQUITY:		
Paid-in-capital		323,533
Retained deficit		(61,683)
Total Members' Equity		261,850
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	513,884

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:			
Commission Income	$ 5,331,148	96.67	%
Other revenue	183,836	3.33	
Total Revenues	5,514,984	100.00	
EXPENSES:			
Representative Compensation	4,585,538	83.15	
Payroll Service Fee	3,271	0.06	
Finance Charges	9,320	0.17	
Consulting Fees	26,004	0.47	
Dues and Subscriptions	1,220	0.02	
Regulatory Expenses	46,805	0.85	
Professional Fees	56,765	1.03	
Computer and Internet Expenses	118,701	2.15	
Rent Expense	42,627	0.77	
Printing and Reproduction	5,922	0.11	
Office Supplies	714	0.01	
Telephone Expense	8,271	0.15	
Advertising and Promotion	7,247	0.13	
Insurance Expense	75,257	1.36	
Bad Debt Expense	8,192	0.15	
Travel and Entertainment	29,605	0.54	
Staff Compensation	192,780	3.50	
Postage and Delivery	747	0.01	
Brokerage Expense	127,300	2.31	
Sales Tax	34	-	
Continuing Education	97	-	
Utilities	338	0.01	
Interest Expense	1,979	0.04	
Total Expenses	5,348,734	96.99	
NET INCOME	$ 166,250	3.01	%

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Paid-in Capital	Retained Earnings	Total Members' Equity
Balance at January 1, 2015	$ 323,533	$ (227,933)	$ 95,600
Additional paid in capital	-	-	-
Net Income	-	166,250	166,250
Balance at December 31, 2015	$ 323,533	$ (61,683)	$ 261,850

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 166,250
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Receivables	(60,525)
Prepaid expenses	(72,874)
CRD account	9,607
DTCC account	(5,000)
Increase (decrease) in:	
Accounts payable	11,994
Other payables	15,698
Commissions payable	137,062
NET CASH PROVIDED BY OPERATING ACTIVITIES	202,212
INCREASE IN CASH	202,212
CASH, Beginning of Year	86,016
CASH, End of Year	$ 288,228

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 1,979

See Independent Auditor's Report
See notes to financial statements

REGULUS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Regulus Advisors, LLC is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services. The company clears it securities through American Northcoast Securities, under a tri-party agreement with Pershing, LLC. The Company offers services through direct relationships with vendors and product sponsors.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2015.

FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total comprehensive income (loss) for the year ended December 31, 2015 was $0.

ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information, amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2015.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

3. CASH

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash balances exceeds the Federally Insured limits. At December 31, 2015, the Company's institutional balances totaled $306,342 of which $51,301 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

4. DEPOSIT WITH CLEARING BROKER

The Company clears through American NorthCoast securities through a tri-party agreement with Pershing and required to maintain deposit accounts with the clearing broker.

The Company also has a clearing agreement with National Securities Clearing Corporation (NSCC) for utilizing the Mutual Fund Services and Insurance and Retirement Processing Services. This agreement requires the Company to maintain a $5,000 deposit with The Depository Trust & Clearing Corporation (DTCC).

5. ADVERTISING COSTS

Advertising expense charged to operations totaled $7,247 for the year ended December 31, 2015.

6. INCOME TAXES

The Company is a limited liability company. In lieu of federal corporate income taxes the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounting principles general accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability in the Company has taken an uncertain position that more likely than no would not be sustained upon examination by the applicable taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31st, 2015, there are not uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the prior three years remain subject to income tax examinations by the applicable taxing authorities.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $131,265 which was $114,463 in excess of the required net capital of $16,802, and the Company's aggregate indebtedness to net capital ratio was 1.92 to 1.

8. RELATED PARTY TRANSACTIONS

The Company rents office space from a related party limited liability company under an operating lease agreement, as disclosed in note 9.

The Company leases the majority of its employees from Regal Financial Group, LLC and Regal Investment Advisors, LLC under expense sharing agreements. The Company also receives various communication support services, information technology support services and use of equipment and software from Regal Financial Group, LLC and Regal Investment Advisors, LLC. A total of $14,826 and $264,084 was charged to expense under the expense sharing agreement with Regal Financial Group, LLC and Regal Investments Advisors, LLC, respectively for the year ended December 31st, 2015.

REGULUS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

9. OPERATING LEASES – INCLUDING RELATED PARTIES

The Company rents office space from a related party limited liability company under an operating lease agreement with an initial term expiring September 30, 2016 which was cancelled early in accordance with the lease agreement. The termination of this agreement was effective August 31, 2015. Monthly rental was $2,500 under this agreement. Rent under the operating lease totaled $20,000 for the year ended December 31, 2015.

The Company signed a two year lease agreement for office space from a related party commencing on September 1, 2015. The lease agreement expires on August 31, 2017, and renews automatically unless cancelled in writing, at a monthly rate of $3,360. Rent under this operating lease totaled $13,440 for the year ended December 31, 2015.

The Company rents office space from an unrelated third party under a monthly lease agreement. This lease agreement requires monthly payments of $700 and does not include shared utility expenses which are billed separately. Total rent under this lease agreement was $8,400 for the year ended December 31, 2015.

The following schedule details future minimum lease payments as of December 31, 2015 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31:		
	2016	$40,320
	2017	26,880
		$67,200

10. MAJOR PRODUCTS

During the year ended December 31, 2015, the Company's revenues were substantially from two product types which accounted for approximately 64% of total revenues.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2016, the date the financial statements were available to be issued.

12. CONTINGENCIES

The Company is not aware of any current issues that will materially effect on the Company's financial position.

SUPPLEMENTARY SCHEDULES

REGULUS ADVISORS, LLC
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

NET CAPITAL:		
Total members' equity	$	261,850
Total capital qualified for net capital		261,850
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions		18,284
Representatives		1,467
Pershing Account		8,539
DTCC Deposit		5,000
CRD Accounts		1,191
Prepaid expenses		96,104
TOTAL NET CAPITAL	$	131,265
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$	28,654
Other payable		15,698
Commissions Payable		207,682
TOTAL AGGREGATE INDEBTEDNESS	$	252,034
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	5,000
Minimum net capital required	$	16,802
Excess net capital at 1,500 percent	$	114,463
Excess net capital at 1,000 percent	$	106,061
Ratio: Aggregate indebtedness to net capital		1.92

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

EHTC
CPAs & Business Consultants

SCHEDULE II –
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

February 26, 2016

Board of Directors
Regulus Advisors, LLC
Kentwood, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of Regulus Advisors, LLC (the Company), as of and for the year ended December 31, 2015 in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
P.O. Box 1154, Gaylord, MI 49734

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.

OTHER REPORTS


EHTC
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 26, 2016

To the Board of Directors
Regulus Advisors, LLC
2687 44th Street SE, Ste. 101
Kentwood, MI 49512

We have reviewed management's statements, included in the accompanying Regulus Advisors, LLC Exemption Report, in which (1) Regulus Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Regulus Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis", (the "exemption provisions") and (2) Regulus Advisors, LLC stated that Regulus Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Regulus Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regulus Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
■ P.O. Box 1154, Gaylord, MI 49734

★REGULUS
ADVISORS

Phone: 877.504.7066
Fax: 616.458.7402
2687 44th St. SE
Kentwood, MI 49512

REGULUS ADVISORS, LLC

MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3

YEAR ENDED DECEMBER 31, 2015

We, as members of management of Regulus Advisors, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R
§240.1?a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such, Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

Regulus Advisors, LLC



J. Lawrence Taunt, President

EHTC
CPAs & Business Consultants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES TO REGULUS ADVISORS, LLC'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

February 26, 2016

To the Board of Directors
Regulus Advisors, LLC
2687 44th St SE
Grand Rapids, MI 49512

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Regulus Advisors, LLC (Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check stubs and printouts of online bank statements), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7.

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
□ P.O. Box 1154, Gaylord, MI 49734

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement documentation (the Company's year-end audited income statement) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2345********************MIXED AADC 220
068275 FINRA DEC
REGULUS ADVISORS LLC
2687 44TH ST SE STE 101
KENTWOOD MI 49512-3876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1172

B. Less payment made with SIPC-6 filed (**exclude interest**) (839)

7/30/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 333

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 333

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 333

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regulus Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 26th day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,514,984
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,860,179
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	183,836
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1979	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	1979
Total deductions	5045994
2d. SIPC Net Operating Revenues	$ 468,990
2e. General Assessment @ .0025	$ 1172. (to page 1, line 2.A.)